Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six months ended June 30, 2013	Year ended December 31, 2012
Pretax income from operations:
Net income	$89.0	$221.0
Add income tax expense (benefit)	60.3	(65.3)
Pretax income from operations	149.3	155.7
Add fixed charges:
Interest expense on corporate debt	28.2	66.2
Interest expense on investment borrowings and borrowings related to variable interest entities	26.0	48.4
Interest added to policyholder account balances	125.4	260.5
Portion of rental (a)	6.4	14.6
Fixed charges	186.0	389.7
Adjusted earnings	$335.3	$545.4
Ratio of earnings to fixed charges	1.80X	1.40X
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(a)	Interest portion of rental is estimated to be 33 percent.